PRIMERO ANNOUNCES APPOINTMENT OF KEVIN JENNINGS AS C.F.O.

Toronto, Ontario, September 1, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced the appointment of Kevin Jennings as Chief Financial Officer effective September 19, 2016.

Mr. Jennings is an experienced international mining finance executive with an extensive background in financial management and reporting, international corporate transactions, strategy development, restructuring and turnarounds. He successfully led the African Barrick Gold initial public offering as C.F.O. and has held senior financial executive roles with Barrick Gold, (Vice President, Corporate Development), Xstrata Nickel, (Director, Business Optimization), Falconbridge (Director, Business Development), American Racing Equipment (C.F.O.), Sun Gold (C.F.O.) and most recently Banro Corporation (C.F.O.). Kevin is a Chartered Accountant with a BA in Administrative studies (Honours Accounting) from York University and a BA in Economics from the University of Western Ontario.

Mr. Jennings will replace Ms. Wendy Kaufman who is leaving the Company effective September 6, 2016 to pursue other opportunities.

“I would like to welcome Kevin to the Primero team,” stated Ernest Mast, President and Chief Executive Officer. “He brings with him the experience necessary to assist us in improving the profitability of our mines and addressing the challenges faced by the Company over the last year. Together we will work on continuing to build a strong intermediate gold producer focused in the Americas. On behalf of the Board of Directors I would like to thank Wendy for her contributions over the last two years, she has been instrumental in enhancing our corporate policies and overseeing our statutory and management reporting. Wendy delivered on her mandate of building a strong, Toronto-based finance team. The board and management team wish her well in her future endeavours.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com